April 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:   Chris Edwards

Re:	Acrivon Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-278761

Acceleration Request

Requested Date: April 29, 2024

Requested Time: 9:00 A.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acrivon Therapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-278761 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 A.M., Eastern Time, on April 29, 2024, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Nick DeAngelis of Sidley Austin LLP at (214) 969-3563 or ndeangelis@sidley.com.

Very truly yours,

/s/ Rasmus Holm-Jorgensen

Rasmus Holm-Jorgensen

Chief Financial Officer

Acrivon Therapeutics, Inc.

cc:	Mary-Alice Miller, General Counsel and Corporate Secretary

Istvan Hajdu, Sidley Austin LLP

Nick DeAngelis, Sidley Austin LLP